Exhibit 5

Joint Filing Agreement

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of an Amendment No. 1 to Schedule 13D, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall together constitute the same agreement.

Executed this 13th day of December, 2011.

BERTELSMANN AG

By: /s/ Martin Dannhoff
       Martin Dannhoff
       Senior Vice President

By: /s/ Michael Kronenburg
       Michael Kronenburg
       Senior Vice President

BERTELSMANN ASIA INVESTMENTS AG

By: /s/ Erich Kalt
       Erich Kalt
       Authorized Signatory

By: /s/ Rose-Marie Mülli
       Rose-Marie Mülli
       Authorized Signatory